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FOR IMMEDIATE RELEASE


                  VIMPELCOM GROUP INTENDS TO ISSUE RUBLE BONDS
                    IN THE EQUIVALENT AMOUNT OF $95.9 MILLION
    _________________________________________________________________________


Moscow (April 3, 2003) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced that it intends to issue ruble denominated bonds by LLC VimpelCom Finance, a consolidated Russian subsidiary of VimpelCom, following the registration of the issuance with the Russian Federal Commission on the Securities Markets. The bonds will be guaranteed by VimpelCom-Region, VimpelCom's vehicle for national expansion. The proposed amount of the issue is 3 billion rubles, which is the equivalent of approximately $95.9 million at today's Central Bank of Russia exchange rate. The proposed maturity period is 3 years and the bonds have a put option on the first anniversary of the placement date. The coupon rate for the first two coupon payments will be defined depending on market conditions. The coupon rate for further coupon payments will be determined by the issuer no later than ten days before the second coupon payment. Interest will be paid semiannually.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The securities will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). Unless and until so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (137 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom's ADSs are listed on the New York Stock Exchange ("NYSE") under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements," as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's intention to consummate the proposed transaction described above and are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These statements involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group and there can be no assurance that the Company will be able to complete this proposed transaction. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

VIMPELCOM GROUP INTENDS TO ISSUE RUBLE BONDS IN THE EQUIVALENT AMOUNT OF $95.9 MILLION
Page 2 of 2

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com